EXHIBIT 12

AEP TEXAS CENTRAL COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2002	2003	2004	2005	2006	3/31/2007	3/31/2007
EARNINGS
Income Before Income Taxes	$418,107	$322,719	$429,714	$63,213	$64,219	$64,192	$4,969
Fixed Charges (as below)	132,237	136,143	125,701	115,439	148,996	168,546	47,572
Total Earnings	$550,344	$458,862	$555,415	$178,652	$213,215	$232,738	$52,541

FIXED CHARGES
Interest Expense	$125,871	$133,812	$123,785	$112,006	$144,134	$163,382	$46,021
Credit for Allowance for Borrowed Funds Used During Construction	4,620	567	750	1,508	2,609	2,911	988
Trust Dividends	(649)	(372)	(216)	-	-	-	-
Estimated Interest Element in Lease Rentals	2,395	2,136	1,382	1,925	2,253	2,253	563
Total Fixed Charges	$132,237	$136,143	$125,701	$115,439	$148,996	$168,546	$47,572

Ratio of Earnings to Fixed Charges	4.16	3.37	4.41	1.54	1.43	1.38	1.10